EXHIBIT 99.1

SNDL Announces 2026 Annual and Special Shareholders Meeting Results, Select Preliminary Third Quarter Results and Capital Return Initiatives

Company intends to accelerate return of capital following record quarterly free cash flow of approximately C$20 million

EDMONTON, Alberta, Oct. 15, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. ("SNDL" or the "Company") today announced the results of its 2026 Annual and Special Meeting of Shareholders (the "Meeting"), provided select preliminary third quarter 2026 financial results and outlined its capital allocation and strategic priorities.

2026 Annual and Special Meeting Results

Shareholders elected all five director nominees standing for election at the Meeting and approved the appointment of the Company’s auditor. The resolution fixing the number of directors at five received 89.8% of the votes cast in favour, and the appointment of the auditor received 86.2% support. Each director nominee was elected with a majority of votes cast in favour.

The special resolution authorizing a potential consolidation of SNDL’s common shares received 54.1% of the votes cast in favour and therefore did not receive the required two-thirds approval. Accordingly, the Company will not proceed with the proposed share consolidation under the authority sought at the Meeting. Detailed voting results will be filed on SEDAR+ and furnished with the Company’s applicable filings in the United States.

Preliminary Third Quarter Results

Preliminary Q3 2026 Metric	Expected Result
Free Cash Flow(1)	Approximately C$20 million

(1)   Free cash flow is a specified financial measures that does not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See “Non-IFRS Financial Measures” section below for further information.

A result of free cash flow of approximately C$20 million would represent the highest quarterly free cash flow result in SNDL’s history. Free cash flow benefited from approximately C$10.6 million associated with the initial unwinding of the Company’s captive insurance arrangement, net of related premium payments, as well as working capital initiatives and cash generation across the business.

The preliminary financial information contained in this release is unaudited and remains subject to completion of SNDL’s quarter-end closing and review procedures. The Company expects to report its complete third quarter 2026 financial results in accordance with its previously announced reporting schedule.

Continued Return of Capital to Shareholders

SNDL remains focused on disciplined capital allocation, maintaining balance sheet strength and increasing long-term value of its shares.

During the third quarter of 2026, SNDL repurchased approximately 5.4 million common shares under its existing share repurchase program. This brings SNDL’s repurchases over the 12 months ended September 30, 2026 to approximately 21.8 million common shares for approximately C$43.4 million, representing a significant return of capital to shareholders while meaningfully reducing the Company’s outstanding share count.

Additionally, the Company’s Board of Directors (the “Board”) has directed management to pursue a possible substantial issuer bid (“SIB”) for an aggregate purchase price not exceeding C$50 million and a price per share not greater than C$1.92 (US$1.35), representing a 17.4% premium to the closing price of the Company’s shares on Nasdaq on October 14, 2026. Any formal launch of the SIB is subject to applicable exchange and cross-border regulatory approvals and would occur after the Company reports third quarter earnings.  The Company had 243,761,544 common shares issued and outstanding as of close of business on October 14, 2026.

The Company also intends to renew its share repurchase program, which is by way of normal course issuer bid (the “Repurchase Program”), following its expiry on November 20, 2026, subject to Board and applicable exchange and regulatory approvals. The renewed Repurchase Program is expected to provide SNDL with continued flexibility to repurchase shares at such times when the Company believes that using capital for this purpose is in the best interests of the Company. If SNDL pursues a SIB, it will not operate concurrently with the Repurchase Program in accordance with applicable laws.

“For the third quarter, we expect to report the highest quarterly free cash flow in SNDL’s history,” said Zach George, Chief Executive Officer of SNDL. “We remain focused on capturing the many opportunities available to further optimize our operating footprint, enhance performance and create a scalable platform for profitable growth.”

“We respect the outcome of the vote and have listened carefully to our shareholders. Shareholder feedback emphasized a desire for an accelerated return of capital, with only a simple majority supporting a share consolidation at this time. Our capital allocation priorities remain clear: maintain balance sheet strength, invest selectively in opportunities that support long-term growth and return capital where we believe it will create the greatest long-term value for shareholders. Over the past 12 months, we have returned more than C$43 million to shareholders through share repurchases, and the Company intends to explore additional, accelerated mechanisms to return capital to shareholders while reducing our outstanding share count.”

Strategic Update

SNDL continues to simplify its business, improve operating performance and position the Company for profitable growth.

  U.S. Medical Cannabis: SNDL has increased its indirect interest in Surterra Holdings, Inc. and certain of its affiliates (collectively, “Parallel”), a U.S. vertically integrated cannabis operator, from approximately 67% to approximately 92% following a recently completed rights offering initiated by Parallel. The increased ownership strengthens SNDL’s economic exposure to Parallel, provides Parallel with necessary liquidity to execute on its near-term objectives, and enhances SNDL’s strategic optionality as it evaluates opportunities to advance its U.S. medical cannabis strategy, including potential future pathways toward integration of Parallel’s medical cannabis operations, subject to applicable legal, regulatory, accounting and Nasdaq requirements. In Florida, SunStream is funding the acquisition and buildout of a wholly owned cultivation and processing facility in Gainesville. The facility is intended to support cultivation, processing and manufacturing, finished-goods production and supply to Parallel’s Florida retail network.

  Cannabis Operations: SNDL is taking decisive action to improve the profitability and focus of its Canadian Cannabis Operations, including a disciplined exit from the unprofitable domestic dried flower category and a greater focus on higher-value products and opportunities. Near-term results may be impacted by one-time, primarily non-cash items associated with refocusing the portfolio, optimizing the operating footprint and addressing challenges experienced during the first half of the year.

  Ontario Regulatory Matters: SNDL has reached an agreement in principle with the Alcohol and Gaming Commission of Ontario to resolve outstanding regulatory matters, subject to the completion of definitive documentation to evidence same and the payment of a $200K fine. The contemplated resolution is expected to provide a path toward normalized operations and renewed growth, supported by a transition to third-party financing and a modified franchise structure. The contemplated structure would result in the deconsolidation of associated retail revenue while preserving SNDL’s net economics.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
SVP, Corporate FP&A and Treasurer
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Non-IFRS Financial Measures

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted:

(C$000s)
Change in cash and cash equivalents	(50,729)
Issuance/repurchase of common shares	10,042
Investments	(121)
SunStream	60,762
Free cash flow	19,954

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company’s operational goals, plans and key priorities, the Company’s ability to deploy capital and the expected benefits thereof, expectations with respect to the Company’s third quarter financial results, the timing of the reporting of the Company’s financial results, opportunities for the Corporation and overall market conditions, the Company’s exploration of a substantial issuer bid, the aggregate purchase price and price per common share of a possible substantial issuer bid, the Repurchase Program renewal, the completion and timing of the Repurchase Program renewal, the benefit of a possible substantial issuer bid and the Repurchase Program to shareholders, the impact of a possible substantial issuer bid and the Repurchase Program on the Company, the Company’s use of available capital for the Repurchase Program, SNDL’s economic exposure to U.S. markets, opportunities related to U.S. medical cannabis, SunStream’s acquisition and buildout of a wholly owned cultivation and processing facility in Gainesville including the completion, timing thereof and the Company’s ability to obtain any required approvals, the benefits related to the processing facility in Gainesville, the exits with respect to SNDL’s Canadian Cannabis Operation including the completion and timing thereof and any related benefits, the structure of the proposed resolution with the Alcohol and Gaming Commission of Ontario and the impacts of such resolution on the Company, long term value for shareholders  and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s annual information form dated March 11, 2026, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Additional Information and Where to Find It

The tender offer (substantial issuer bid) described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase and accompanying issuer bid circular, letter of transmittal and other tender offer materials, with the U.S. Securities and Exchange Commission (“SEC”) and applicable Canadian securities regulatory authorities. The tender offer will only be made pursuant to the offer to purchase and accompanying issuer bid circular, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. Shareholders are urged to carefully read the offer to purchase and accompanying issuer bid circular, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO (and any amendment or supplement thereto) if and when they become available because they will contain important information, including the various terms of, and conditions to, the tender offer, that shareholders should consider before making any decision regarding tendering their common shares. If and when the tender offer commences, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, including an offer to purchase and accompanying issuer bid circular, letter of transmittal and other materials that the Company will be filing with the SEC at the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca.

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common shares and does not constitute an offer to buy or the solicitation to sell the Company’s common shares.